IT Tech Packaging, Inc.

Science Park, Juli Rd, Xushui District

Baoding City, Hebei Province

The People's Republic of China 072550

April 12, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	IT Tech Packaging, Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333-268944

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00PM on April 14, 2023, or as soon thereafter as is practicable.

Please advise the undersigned at +86 312-8698215 or via email at zyliu@itpackaging.cn when the order permitting such Registration Statement to become effective is issued.

[signature page follows]

Very truly yours,

IT Tech Packaging, Inc.

By:	/s/ Zhenyong Liu
Name:	Zhenyong Liu
Title:	Chief Executive Officer

cc:	Giovanni Caruso, Esq., Loeb & Loeb LLP (telephone (212) 407-4000)